SEANERGY MARITIME HOLDINGS CORP.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
 Tel: +30 210 8913507

December 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1 (File No. 333-214322)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the "Commission") on October 28, 2016, as thereafter amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on December 7, 2016, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Quentin Wiest at (212) 574-1639 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

Maxim Group LLC
405 Lexington Avenue
New York, New York 10174

December 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1 (File No. 333-214322)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), we hereby join in the request of Seanergy Maritime Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 pm EST on December 7, 2016 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: November 29, 2016 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 720 copies of the preliminary prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)
We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MAXIM GROUP LLC, as Representative of the Underwriters

By: /s/ Clifford A. Teller
Name:            Clifford A. Teller
Title:              Executive Managing Director